SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of December, 2009

Commission File Number: 001−33356

GAFISA S.A.
(Translation of Registrant’s name into English)

Av. Nações Unidas No. 8501, 19th floor
São Paulo, SP, 05425−070
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

GAFISA S.A.

TABLE OF CONTENTS

Item
1.	Second Call Notice dated December 14, 2009 for an Extraordinary General Meeting of the shareholders of Gafisa S.A. on December 23, 2009 at 2 p.m.
2.	Press Release of Gafisa S.A. dated December 14, 2009.

Item 1

GAFISA S.A.

Tax ID (CNPJ/MF) No. 01.545.826/0001-07
NIRE 35.300.147.952

Publicly-Held Company

EXTRAORDINARY GENERAL SHAREHOLDERS’ MEETING

SECOND CALL NOTICE

The shareholders of GAFISA S.A. (“Company”) are hereby invited to meet, on December 23, 2009, at 2:00 p.m., on a second call, at the Company’s headquarters, located in the City of São Paulo, State of São Paulo, Brazil, at Avenida das Nações Unidas, 8,501, 19th floor, Eldorado Business Tower, Pinheiros, for an Extraordinary General Shareholders’ Meeting to decide on the following AGENDA:

1.
to review, discuss and approve the Protocol and Justification of the merger, into the Company, of the totality of outstanding shares issued by the Company’s subsidiary Construtora Tenda S.A. (“Merger of Shares”) and executed by the management of the companies on November 9, 2009, as well as the acts and provisions contemplated therein;

2.
to ratify the appointment and hiring of APSIS Consultoria Empresarial Ltda. for the preparation of the appraisal report of the shares issued by Construtora Tenda S.A. that will be contributed to the capital of the Company for the purposes of Sections 227 and 8 of Brazilian Law no. 6.404/76 (“Appraisal Report”);

3.	to approve the Appraisal Report;

4.
to approve the Merger of Shares and the consequent capital increase of the Company through the issuance of common shares to be subscribed and paid-up by the officers of Construtora Tenda S.A. on behalf of its shareholders and a further amendment to Section 5 of the Bylaws of the Company in order to reflect the capital increase; and

5.	to approve the assumption by the Company of non-exercised stock options granted by Contrutora Tenda S.A. under its Stock Option Plans.

In order to facilitate the access of the Shareholders to the Meeting, the Shareholders are requested to deliver the following documents at the Company’s headquarters, to the attention of the Investor Relations Department until December 21, 2009: (i) statement or evidence of the ownership of shares issued by BM&FBOVESPA S.A. – Bolsa de Valores, Mercadorias e Futuros or by Itaú Corretora de Valores S.A., institution in charge for the services of book-entry shares of the Company; and (ii) to those to be represented by an attorney-in-fact, the power-of-attorney observing the applicable law (article 126 from Brazilian Law No. 6.404/76).

The following documents are available to the Shareholders at the Company’s headquarters as well as on the websites of the Brazilian Securities and Exchange Commission (Comissão de Valores Mobiliários) and of BM&FBOVESPA S.A. – Bolsa de Valores, Mercadorias e Futuros: (i) the Protocol and Justification of the Merger of

Shares; (ii) the audited financial statements of the Company and of Construtora Tenda S.A. as of September 30, 2009; (iii) the Appraisal Report; (iv) the appraisal report also prepared by APSIS Consultoria Empresarial Ltda. for the purposes of article 264 of Brazilian Law No. 6.404/76; and (v) the report presented by N M Rothschild & Sons. For consulting and analysis of such documents at the Company’s headquarters, the interested shareholders shall book a date and time with the Investor Relations Department.

São Paulo, December 14, 2009

Gary Robert Garrabrant
Chairman of the Board of Directors

* * * * *

Item 2
GAFISA S.A.
CNPJ/MF n° 01.545.826/0001-07
NIRE 35.300.147.952

Publicly-held Company

Press Release

Gafisa S.A. (the "Company") hereby publicly informs its shareholders, the market in general, and other interested parties that, due to the fact that the minimum legal quorum required for the Extraordinary General Meeting convened for December 14, 2009 to be held on first call, was not reached, such meeting will be held on second call on December 23, 2009, at 2 p.m., pursuant to the call notice which was made public today.

São Paulo, December 14, 2009.

Alceu Duilio Calciolari
Investors Relations Officer

* * * * *

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GAFISA S.A.

Date:	December 14, 2009	By:	/s/ Alceu Duílio Calciolari
			Name:	Alceu Duílio Calciolari
			Title:	Chief Financial Officer and Investor Relations Officer

* * * * *
These materials may contain forward−looking statements within the meaning of the “safe harbor” provisions of the Private Securities. These statements are statements that are not historical facts, and are based on management’s current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words “anticipates”, “believes”, “estimates”, “expects”, “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.